February 4, 2013

VIA EDGAR & BY FACSIMILE

(+1-202-772-9203)

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           SYSWIN Inc.

Schedule 13E-3 filed January 7, 2013

File No. 5-85947

Dear Ms. Kim:

On behalf of SYSWIN Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 28, 2013 with respect to the Schedule 13E-3, File No. 5-85947 (the “Schedule 13E-3”), filed on January 7, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in the revised proxy statement (the “Revised Proxy Statement”) attached as Exhibit (a)(1) to Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) filed concurrently with the submission of this letter.

We represent the Company.  To the extent any response relates to information concerning any of Mr. Liangsheng Chen, Brilliant Strategy Limited, Brilliant Acquisition Limited and Oppenheimer & Co. Inc., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1, which has been amended in response to the Staff’s comments.  In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”) respectively, is being provided to the Staff via email.

* * *

Schedule 13E-3

Letter to Shareholders

1.              We note that the board determined that the merger is fair to “the Company and its shareholders (other than the Buyer Group).” Please revise, here and throughout your document, to state whether the board and each filing person has determined that the merger is fair to the unaffiliated shareholders and the unaffiliated ADS holders of the Company, rather than to “shareholders (other than the Buyer Group).”

In response to the Staff’s comment, the disclosure has been revised to use the term “unaffiliated shareholders and the unaffiliated ADS holders of the Company” where appropriate throughout Amendment No. 1 and the Revised Proxy Statement.

Summary Term Sheet, page 1

2.              Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

We respectfully submit that other than Mr. Liangsheng Chen, none of the current officers or directors of the Company will receive any equity interest in the surviving company upon completion of the merger.  In addition, none of them, including Mr. Chen, will receive any cash payments in connection with the going private transaction except for the compensations that members of the special committee receive for their services in such capacity at a rate of $3,000 per month for the chairman and $2,500 per month for the other members of the special committee (the payment of which is not contingent upon the completion of the merger or the special committee’s or the board’s recommendation of the merger), as disclosed under the section entitled “Special Factors — Interests of Certain Persons in the Merger” beginning on page 57 of the Revised Proxy Statement.  None of the current officers or directors of the Company holds any outstanding options, vested or unvested, to purchase our shares.

The Parties Involved in the Merger, page 1

3.              Please revise to explain how Syswin is an “exempted company.”

We respectfully note that the Cayman Islands Companies Law draws a distinction between companies which carry on their business activities in the Cayman Islands and those exempted companies (such as the Company) whose business activities are to be carried out mainly outside the Cayman Islands.  The Company was incorporated by registration as an exempted company limited by shares under the Cayman Islands Companies Law.  The Cayman Islands Companies Law requires that the Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.  The Company is, however, entitled to effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.  The Company is required to file an annual return each year with the Cayman Islands Registrar of Companies declaring, among other things, that the operations of the Company have been conducted mainly outside the Cayman Islands.  In response to the Staff’s comment, the Proxy Statement has been revised to explain how the Company is a Cayman Islands exempted company.  Please refer to page 1 of the Revised Proxy Statement.

Dissenters’ Rights of Shareholders and ADS Holders, page 4

4.              Please revise to indicate, here and on page 83, whether a failure to vote against the merger will constitute a waiver of the dissenters’ rights.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that a failure to vote against the merger will not constitute a waiver of the dissenters’ rights.  Please refer to pages 4 and 85 of the Revised Proxy Statement.

Purposes and Effects of the Merger, page 4

5.              Please revise the second paragraph to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

In response to the Staff’s comment, the Proxy Statement has been revised to discuss the loss of the rights and protections provided to security holders of the Company by the federal securities laws, including the termination of the substantive disclosure requirements of the Company and the reporting obligations for principal security holders of the Company.  We respectfully note that, due to the Company’s status as a “foreign private issuer”, the Company’s directors, officers and 10% shareholders are not subject to the reporting obligations of Section 16 under the Exchange Act.  Please refer to page 5 of the Revised Proxy Statement.

Financing, page 7

6.              We note that the merger will be funded through a combination of cash from the Company and the Buyer Group. Please revise to specify the amount of cash that will come from the Buyer Group and the amount of cash from the Company. Please similarly revise the disclosure on page 53 under “Financing.”

In response to the Staff’s comment, the Proxy Statement has been revised to specify the amount of cash that will come from the Buyer Group and the amount of cash from the Company.  Please refer to pages 7 and 55 of the Revised Proxy Statement.

Special Factors, page 23

Background of the Merger, page 23

7.              Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Oppenheimer during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A

that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on November 27 and December 21, 2012.

In response to the Staff’s comment regarding the preliminary analysis discussed on November 27, the Schedule 13E-3 has been revised to include the presentation materials provided by Oppenheimer on November 27, 2012.  Please refer to Exhibit (c)-(3) to Amendment No. 1.  We respectfully advise the Staff that a summary of this presentation is included in the Revised Proxy Statement on page 25.

In response to the Staff’s comment regarding the preliminary analysis discussed on December 21, 2012, the Proxy Statement has been revised to include a summary of such presentation.  Please refer to page 28 of the Revised Proxy Statement.  We respectfully advise the Staff that no written materials were circulated by Oppenheimer to the special committee of the Company’s board of directors or any filing person in respect of the December 21, 2012 meeting, and that Oppenheimer’s presentation referred to the summary of methodologies set forth in its November 27, 2012 discussion materials, a copy of which has been included as Exhibit (c)-(3) to Amendment No. 1.

8.              Please revise the background discussion to clarify that Wilson Sonsini is representing both the issuer and the Buyer Group.

We respectfully submit that a Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”) team led by Mr. Kefei Li has acted as the Company’s regular outside counsel for U.S. securities law matters since the beginning of 2012.  Between August 23, 2012 and September 6, 2012, Mr. Liangsheng Chen held a number of preliminary discussions with Ms. Zhan Chen of WSGR, who had not worked on the Company’s legal matters, regarding the feasibility of a possible going private transaction with respect to the Company.  Mr. Kefei Li was not involved in such discussions.  On September 12, 2012, Mr. Liangsheng Chen and Brilliant Strategy Limited formally engaged Ms. Zhan Chen’s team as the Buyer Group’s U.S. legal advisor in connection with the going private transaction, to which the Company consented in a waiver letter delivered to WSGR.  Throughout the process of the transaction, there has been an ethical wall in place between Mr. Kefei Li’s team and Ms. Zhan Chen’s team.  In response to the Staff’s comment, the Proxy Statement has been revised to provide such background.  Please refer to page 23 of the Revised Proxy Statement.

Reasons for the Merger, page 29

9.              We note that the board and the Buyer Group disclose some of the reasons for undertaking the Rule 13e-3 transaction at this time. Please revise to discuss whether the currently low trading price compared to historical prices of as high as $8.15 per share was a reason for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer’s operating history.

In response to the Staff’s comment, the Proxy Statement has been revised to address the Buyer Group’s views regarding the relationship between the timing for submitting the “going private” proposal by the Buyer Group and the trading price of our shares.  Please refer to page 39 of the Revised Proxy Statement.

10.       Please revise this section to specifically state whether the board determined that the merger is substantively and procedurally fair to Syswin’s unaffiliated shareholders and unaffiliated ADS holders.

In response to the Staff’s comment, the Proxy Statement has been revised to specifically state that the board determined the merger to be substantively and procedurally fair to Syswin’s unaffiliated shareholders and unaffiliated ADS holders.  Please refer to page 37 of the Revised Proxy Statement.

11.       Please revise to clarify that the bullet points at the bottom of page 30 and on page 31 describe the factors upon which the board’s substantive fairness determination is based. In addition, revise to clarify that the bullet points on pages 33-34 describe the factors upon which the board’s procedural fairness determination is based. Refer to Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the bullet points referred to by the Staff describe the factors upon which the board’s substantive and procedural fairness determinations are based. Please refer to pages 31 and 33 of the Revised Proxy Statement.

12.       In the discussion of factors, please revise to address the higher historical trading price of $8.15 per share, the open markets purchases by Mr. Chen, and the fact that Syswin’s cash will be used to fund the merger with the Buyer Group. Please similarly revise the discussion under “Position of the Buyer Group as to the Fairness of the Merger.”

In response to the Staff’s comment, the Proxy Statement has been revised to address the factors enumerated by the Staff.  Please refer to pages 32, 35, 36 and 38 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 37

13.       We note that the Buyer Group did not consider net book value because it is indicative of historical costs. Please revise to further explain why net book value was not a material indicator of value.

In response to the Staff’s comment, the Proxy Statement has been revised to further explain why the Buyer Group did not consider net book value.  Please refer to page 39 of the Revised Proxy Statement.

Certain Financial Projections, page 40

14.       Please revise to also disclose the projections provided to Oppenheimer on November 22, 2012 and describe the material assumptions and estimates underlying these projections.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the financial projections provided to Oppenheimer on November 22, 2012 and their material underlying assumptions and estimates.  Please refer to pages 41, 42 and 43 of the Revised Proxy Statement.

15.       Please revise to describe the material assumptions and estimates underlying the December 13, 2012 financial projections.

In response to the Staff’s comment, the Proxy Statement has been revised to address the material assumptions and estimates underlying the December 13, 2012 financial projections provided to Oppenheimer.  Please refer to page 43 of the Revised Proxy Statement.

Opinion of Oppenheimer..., page 43

16.       For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to include the information underlying Oppenheimer’s analysis.  Please refer to pages 47 through 50 of the Revised Proxy Statement.

Selected Companies Analysis, page 45

17.       Please revise to disclose the underlying data used in the analysis including the enterprise values, the EBITDA information, the multiples derived for the selected companies and for Syswin, and the range of selected multiples used in the analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the underlying data used in relevant analysis.  Please refer to page 47 of the Revised Proxy Statement.  With respect to the inclusion of EBITDA information, Oppenheimer obtained such information from publicly available information regarding the selected companies which was available to it at the time of its analysis, but did not include the actual EBITDA figures in its presentation to the special committee nor did it disclose these figures in its various discussions with the special committee.  As such, Oppenheimer does not believe that underlying data relating to EBITDA of the selected companies formed any meaningful part of the special committee’s consideration of the fairness of the offer price and, accordingly, we have not included such information in the summary of Oppenheimer’s analysis.

Selected Precedent Transactions Analysis, page 46

18.       We note that the transactions involved companies with operations in the real estate industry. Please revise to further describe the criteria used for selecting the transactions. Please revise to disclose the underlying data used in the analysis including enterprise values, the EBITDA information, the multiples derived for the selected transactions and for Syswin, and the range of selected multiples used in the analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to describe the criteria used for selecting precedent transactions in the real estate industry.  Please refer to page 48 of the Revised Proxy Statement.  With respect to the inclusion of EBITDA information, Oppenheimer obtained such information from publicly available information which was available to it at the time of its analysis, but did not include the actual EBITDA figures in its presentation to the special committee nor did it disclose these figures in its various discussions with the special committee.  As such, Oppenheimer does not believe that underlying data relating to EBITDA formed any meaningful part of the special committee’s consideration of the fairness of the offer price and, accordingly, we have not included such information in the summary of Oppenheimer’s analysis.

Discounted Cash Flow Analysis, page 47

19.       Please revise to disclose the cash flows and terminal values used in the analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the relevant information used in the analysis.  Please refer to page 49 of the Revised Proxy Statement.

Other Factors, page 47

20.       Please revise to summarize the premiums paid analysis of the going private transactions and disclose the underlying data used in the analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to summarize the premiums paid analysis and the underlying data.  Please refer to pages 49 through 50 of the Revised Proxy Statement.

Miscellaneous, page 47

21.       Please revise to quantify the past compensation received by Oppenheimer and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to include a disclosure of past compensations received by Oppenheimer and its affiliates.  Please refer to page 50 of the Revised Proxy Statement.

Alternatives to the Merger, page 52

22.       Please revise to further explain why the special committee believed that the merger was “the most direct and least confusing deal structure” as compared with a tender offer, an odd-lot offer or a reverse stock split.

In response to the Staff’s comment, the Proxy Statement has been revised to explain the special committee’s belief that the merger was a superior deal structure as compared with the alternatives.  Please refer to page 54 of the Revised Proxy Statement.

Transactions in the Shares and ADS, page 88

23.       We note that Mr. Chen has made a series of open market purchases. It appears that these open market purchases increased the probability of success of, or otherwise facilitated, the proposed merger. Further, the purchases were made at an average price of $1.91 per share, which is below the offer price in the merger and which reduces the aggregate expense of the transaction. Please tell us why each open market purchase was not a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to Q&A No. 4 in SEC Release 34-17719.

We respectfully submit that Mr. Chen’s open market purchases were independent of and separate from the proposed merger and not a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii) for the following reasons.

First, we supplementally advise the Staff that Mr. Chen has made these open market purchases pursuant to a 10b5-1 plan (the “Plan”) that Mr. Chen set up on March 19, 2012 to help the Company regain compliance with a continued listing standard of the New York Stock Exchange (the “NYSE”), well before he submitted his going private proposal to the board on September 7, 2012. On January 18, 2012, the Company received a notice from the NYSE that the Company had fallen below the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days. To support the trading price of the Shares, Mr. Chen established the Plan and appointed Morgan Stanley & Co. LLC (“Morgan Stanley”) as agent to purchase the Company’s ADSs pursuant to an American Depository Share Repurchase Agreement, dated March 19, 2012, between Brilliant Strategy and Morgan Stanley, which was amended on June 4, 2012 (as amended, the “Repurchase Agreement”). Pursuant to the Repurchase Agreement, Morgan Stanley shall purchase ADSs for Brilliant Strategy in the open market at a price below $2.03 per ADS (excluding commission of $0.03 per ADS) for a maximum aggregate purchase price of $2 million (including commission and expenses) (the “Maximum Price”) during the period from March 19, 2012 to March 19, 2013. Therefore, we respectfully submit that Mr. Chen’s intention for the open market purchases under the Plan has been to help the Company comply with the NYSE’s continued listing standard on minimum closing price, as opposed to increasing the probability of success, or otherwise facilitating, the proposed merger.

Second, the Company has maintained a practice against insider trading, under which, assuming an insider does not otherwise possess material non-public information, the open trading window for the insider begins on the third business day after the Company disseminates its earnings release for the previous quarter and ends on the last day of the second month of the current quarter. If the Company does not disseminate its earnings release for the previous quarter at least three business days before the last day of the second month of the current quarter, the open trading window does not begin until after a subsequent earnings release when this condition is satisfied. From June 30, 2012 to the date hereof, there has not been an open trading window when Mr. Chen did not otherwise possess material non-public information. To avoid losing his affirmative defense from insider trading liability, Mr. Chen did not terminate the Plan and Morgan Stanley has continued to make open market purchases under the Plan.

Third, we respectfully submit that the open market purchases by Mr. Chen under the Plan have negligible effect of increasing the probability of success of the merger. Under the Cayman Islands Companies Law and the merger agreement, affirmative vote of shareholders representing two-thirds or more of the Shares present and voting at the Company’s shareholders’ meeting is required to approve the merger. Mr. Chen held 59.82% and 59.96% of the outstanding Shares on September 6, 2012 and December 23, 2012, respectively. Between September 7, 2012 and February 3, 2013, Mr. Chen acquired a total of 196,560 ADSs, representing 786,240 Shares, or merely 0.40% of the outstanding Shares, under the Plan. Between December 24, 2012, when the merger agreement was entered into, and February 3, 2013, Mr. Chen acquired a total of 162,012 ADSs, representing 648,048 Shares, or merely 0.34% of the outstanding Shares, under the Plan. As a result, we respectfully submit that these purchases do not directly or indirectly contribute to the production of the effects listed in Rule 13e-3(a)(3)(ii) and should not be deemed a “Rule 13e-3 transaction.”

Lastly, we respectfully submit that Mr. Chen’s open market purchases do not necessarily reduce the aggregate expense of the merger transaction. The Company’s ADSs traded as low as $0.61 per ADS during the 52-week period prior to the announcement of the execution of the merger agreement. It is reasonable to presume that Mr. Chen’s continuing open market purchases have had the effect of supporting and increasing the trading prices of the Shares prior to the announcement of Mr. Chen’s going private proposal, hence increasing the aggregate expense of the merger transaction. In addition, assuming, arguendo, the open market purchases did reduce the aggregate expense of the merger transaction, in light of the remaining amount of the

Maximum Price when the going private proposal was announced on September 7, 2012 ($1.0 million), the slight difference between the average purchase price of the ADSs and the offer price, the commission of $0.03 per ADS paid by Mr. Chen for the open market purchases, and the small number of ADSs purchased under the Plan since September 7, 2012, we respectfully submit that such savings are immaterial.

For the above reasons, we respectfully submit that none of Mr. Chen’s open market purchases is a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Material U.S. Federal Income Tax Consideration, page 91

24.       Please revise to describe the tax effect on the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to include a disclosure of the anticipated U.S. federal income tax consequences to the Company.  Please refer to the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 93 of the Revised Proxy Statement.  We respectfully submit that it is not necessary or appropriate for the Company to include a disclosure of the U.S. federal income tax consequences to the other parties to the transaction, i.e. the filing persons other than the Company.  Please let us know if you disagree.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Liangsheng Chen, Brilliant Strategy Limited and Brilliant Acquisition Limited as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86-10-6529-8300, +86-10-6529-8399 (fax) or kli@wsgr.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

cc:	Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Jin Mao Tower, 38F, Unit 03
88 Century Boulevard
Pudong New Area, Shanghai 200121
People’s Republic of China

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers — West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China

EXHIBIT A — ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 28, 2013 with respect to the Schedule 13E-3, File No. 5-85947 (the “Schedule 13E-3”), filed on January 7, 2013 by SYSWIN Inc. (the “Company”) and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in such filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SYSWIN Inc.

By:	/s/ Zelai Zhang
Name: Zelai Zhang
Title: Director

Liangsheng Chen

By:	/s/ Liangsheng Chen

Brilliant Strategy Limited

By:	/s/ Liangsheng Chen
Name: Liangsheng Chen
Title: Director

Brilliant Acquisition Limited

By:	/s/ Liangsheng Chen
Name: Liangsheng Chen
Title: Director